Exhibit 99.1

Marti Delivers 156% Revenue Growth, 72% Gross Profit Margin in First Quarter 2026, with Significant Improvement in Profitability; Reaffirms Guidance

Ride-hailing momentum and platform subscription package revenue drive operating leverage, significantly improving profitability and supporting to full-year positive Adjusted EBITDA

Istanbul, Türkiye – May 21, 2026 - Türkiye’s leading mobility super app Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT) today announced its financial and operational results for the first quarter ended March 31, 2026, delivering strong revenue growth and continued operating leverage across its multi-service mobility platform.

Financial and Operational Highlights for First Quarter 2026

●	Marketplace demand accelerated across the platform: Total trips increased 93% YoY to 16.2 million and unique platform consumers grew 89% YoY to 2.1 million, driven by strong ride-hailing momentum. All-time unique ride-hailing riders increased 101% YoY and registered drivers grew 70% YoY, exceeding quarterly operational targets.

●	Revenue growth and operating leverage improved profitability: Revenue increased 156% to $15.4 million, net loss narrowed 26% to $7.4 million, and Adjusted EBITDA improved $3.1 million to $(0.5) million YoY, reflecting the continued success of platform subscription package monetization and improved operating leverage across our multi-service platform.

●	Gross profit margin expanded significantly on stronger unit economics: Gross profit increased $8.9 million YoY to $11.1 million, while gross profit margin expanded 3,510 basis points to 72%, driven by improved platform subscription package monetization and operating leverage despite a 14% increase in cost of revenues from higher platform activity.

●	Disciplined footprint expansion and platform optimization: Ride-hailing performance remained strong across Marti’s 20-city footprint, while two-wheeled electric vehicle services were selectively expanded into two additional cities to improve platform utilization, network density, and long-term platform efficiency.

“We delivered an exceptional start to 2026, exceeding our internal targets across revenue, gross profit margin, and Adjusted EBITDA,” said Oguz Alper Öktem, Founder and CEO. “Revenue grew more than 2.5x year-over-year, gross profit margin reached 72%, and we moved to near breakeven Adjusted EBITDA. This reflects the scaling of our platform subscription package monetization model and continued improvement in unit economics and operating leverage.”

“Our ride-hailing marketplace continues to perform strongly across our 20-city footprint in Türkiye, with significant growth in both unique ride-hailing riders and registered ride-hailing drivers,” continued Mr. Öktem. “We are also driving increased adoption of our delivery services, with 51% of motorcycle-hailing drivers and 23% of car-hailing drivers in Istanbul providing delivery services in the first quarter. In parallel, we expanded our two-wheeled electric vehicle services into two additional cities, supporting greater platform efficiency and utilization as we continue to scale our multi-service offering.”

“With this strong start to the year,” Mr. Öktem noted, “we are on track to achieve our 2026 goals, including our first full year of positive Adjusted EBITDA. We are laser focused on increasing efficiency across our platform and capturing additional scale opportunities as usage across the platform deepens, supporting our path toward long-term profitability.”

Financial Highlights for First Quarter 2026

Revenue

●	Revenue of $15.4 million in Q1’26, up 156.1% from $6.0 million in Q1’25, driven by continued success of platform monetization through subscription packages.

●	Marti is on track to achieve FY’26 revenue guidance of $70.0 million, reflecting a 78.4% YoY increase.

Gross Profit

●	Gross profit increased by 400.2% in Q1’26 to $11.1 million, compared to $2.2 million in Q1’25, driven by revenue growth from platform monetization.

●	Gross profit margin improved to 72.0% in Q1’26 from 36.8% in Q1’25, reflecting strong platform monetization.

●	$4.3 million cost of revenues in Q1’26, 13.8% higher compared to $3.8 million in Q1’25, primarily driven by higher business volume across our platform, partially offset by a decrease in depreciation and amortization expenses.

Operating Expenses

●	$7.5 million general and administrative expenses in Q1’26, 11.9% higher compared to $6.7 million in Q1’25, primarily attributable to higher personnel expenses excluding share-based compensation expense, as well as increases in consulting and legal expenses due to ongoing public company requirements. These increases were partially offset by a decrease in share-based compensation expense. In the absence of share-based compensation expense, Q1’26 general & administrative expenses were $5.3 million.

Net Loss and Adjusted EBITDA

●	Net loss improved to $(7.4) million in Q1’26, compared to $(10.1) million in Q1’25, representing a $2.6 million YoY improvement, driven by strong revenue growth and improved operating leverage across the platform.

●	Adjusted EBITDA improved to $(0.5) million in Q1’26, compared to $(3.6) million in Q1’25, representing a $3.1 million YoY improvement, driven by strong revenue growth, successful platform monetization, and improved operating leverage across the platform.

●	Marti is on track to achieve the FY’26 Adjusted EBITDA target of $1.0 million, which would mark the first full year of positive Adjusted EBITDA and represent a $13.1 million YoY improvement.

Consolidated Financial and Operational Highlights of First Quarter 2026

	Q1 2025	Q1 2026	∆
Trips (in millions)	8.39	16.22	93.3%
Unique Platform Consumers (in millions)	1.09	2.06	88.9%
Trips per Unique Platform Consumer	7.7	7.9	2.3%

All-time Unique Ride-hailing Riders (in thousands)	1,932	3,887	101.2%
All-time Registered Ride-hailing Drivers (in thousands)	292	496	69.9%

Average Daily Two-wheeled Electric Vehicles Deployed	25,505	20,422	(19.9)%
Revenue (USD, thousands)	6,023	15,427	156.1%
Cost of Revenues (USD, thousands)	(3,804)	(4,327)	13.8%
% of Revenue	63%	28%
G&A(1) (USD, thousands)	(6,688)	(7,485)	11.9%
% of Revenue	111%	49%
Net Loss(2) (USD, thousands)	(10,069)	(7,427)	(26.2)%
Gross Profit(3) (USD, thousands)	2,219	11,100	400.2%
Gross Profit Margin %(4)	37%	72%
Adj. EBITDA(5) (USD, thousands)	(3,598)	(480)	(86.7)%
Adj. EBITDA Margin %(6)	(60)%	(3)%

(1)	In the absence of share-based compensation expense, Q1’26 general & administrative expenses were $(5.3) million.
(2)	In the absence of share-based compensation expense, Q1’26 net loss was $(5.2) million.
(3)	Gross profit is a GAAP metric and is calculated by deducting cost of revenues from revenue.
(4)	Gross profit margin is a GAAP metric and is calculated as gross profit divided by revenue.
(5)	See definition and reconciliation of Adjusted EBITDA elsewhere in this press release.
(6)	See definition and reconciliation of Adjusted EBITDA margin elsewhere in this press release.

Operational Highlights

●	Trips across ride-hailing, delivery, and two-wheeled electric vehicle services reached 16.22 million, an increase of 7.83 million, or 93.3%, compared to 8.39 million in Q1’25.

●	Unique platform consumers grew to 2.06 million, an increase of 0.97 million, or 88.9%, driven primarily by rising ride-hailing adoption.

●	Trips per unique platform consumer increased to 7.9 in Q1’26 from 7.7 in Q1’25, reflecting improved platform level efficiency, expanded service availability, and a growing public awareness of Marti’s offerings.

●	All-time unique ride-hailing riders reached 3.89 million in Q1’26, exceeding the target of 3.80 million and increasing 101.2% compared to Q1’25.

●	All-time registered ride-hailing drivers grew to 496 thousand in Q1’26, exceeding management’s target of 490 thousand and increasing 69.9% compared to Q1’25, with 336 thousand drivers located in Istanbul alone compared to 20 thousand taxis serving the city.

●	Ride-hailing services delivered strong performance in 20 cities across Türkiye covering approximately 80% of national GDP, while we selectively expanded two-wheeled electric vehicle service into two additional cities to enhance platform efficiency and utilization in Q1’26.

●	Average daily two-wheeled electric vehicles decreased from 25.5 thousand in Q1’25 to 20.4 thousand in Q1’26, or 19.9%, as we gradually retired older fleet units introduced in 2021.

Financing

●	In April 2025, the Company entered into a Convertible Note subscription agreement for up to $23.0 million of 12.50% Convertible Senior Secured Notes due April 2029, of which $13.0 million had been issued as of March 31, 2026.

●	In October 2025, the Company entered into an additional Convertible Note subscription agreement for up to $100.0 million of 11.00% Convertible Senior Secured Notes due October 2029, with no amounts drawn as of March 31, 2026.

Share Repurchase Program

●	In April 2026, Marti announced a new $2.5 million share repurchase program valid until October 2026, replacing the prior program, with a ceiling price of $6.00 per share.

June 30, 2026 All-time Unique Ride-Hailing Rider and Registered Driver Targets

Marti is reaffirming its June 30, 2026 all-time unique ride-hailing rider and registered driver targets, as summarized below:

June 30, 2026 Targets(1)
All-time Unique Ride-hailing Riders	4.3 million
All-time Registered Ride-hailing Drivers	530 thousand

(1)	The target numbers of unique riders and registered drivers by June 30, 2026 are based on Marti’s current estimates and assumptions and are not a guarantee of future performance. The targets are subject to significant risks and uncertainties, including the risk factors discussed in the Company's reports on file with the Securities and Exchange Commission (“SEC”), that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by these targets.

Full Year 2026 Guidance

Marti is reaffirming its full year 2026 guidance, as summarized below:

2026 Guidance(1)
Revenue	$70.0 million
Adjusted EBITDA	$1.0 million

(1)	The Company’s 2026 guidance assumes continued growth of our platform services and the absence of any fleet size expansion or replacement investments as vehicles are retired from our two-wheeled electric vehicle fleet.

The full year 2026 guidance provided herein is based on Marti’s current estimates and assumptions and is not a guarantee of future performance. The 2026 guidance is subject to significant risks and uncertainties, including the risk factors discussed in the Company's reports on file with the SEC, that could cause actual results to differ materially. There can be no assurance that the Company will achieve the results expressed by this guidance.

This press release does not include a reconciliation of forward-looking Adjusted EBITDA to forward-looking GAAP Net Income (loss) because Marti is unable, without making unreasonable efforts, to provide a meaningful or reasonably accurate calculation or estimation of certain reconciling items which could be significant to Marti’s results.

Conference Call Information

Marti will host a conference call today to discuss its financial and operational results for the first quarter 2026. See details below. A supplemental investor deck can be accessed from the Company’s investor relations website (https://ir.marti.tech/) where it will remain available for six months.

Date:	May 21, 2026
Time:	3:30 p.m. Istanbul / 1:30 p.m. London / 8:30 a.m. New York Time
Dial-in:	+1 877-485-3103 / +1 201-689-8890
Webcast & Replay & Archive Link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=K1eltxBt

Non-GAAP Financial Measures

Certain ﬁnancial information and data contained herein are not presented in accordance with generally accepted accounting principles of the United States (“GAAP”) including, but not limited to, adjusted EBITDA, adjusted EBITDA margin, and certain ratios and other metrics derived therefrom. We define these metrics as follows:

Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations.

Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenue.

These non-GAAP ﬁnancial measures are not measures of ﬁnancial performance in accordance with GAAP and may exclude items that are signiﬁcant in understanding and assessing the Company’s ﬁnancial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue, cash ﬂows from operations or other measures of proﬁtability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies. The Company believes these non-GAAP measures of ﬁnancial results provide useful information for management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. The Company believes the use of these non-GAAP ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-GAAP ﬁnancial measures to investors. These non-GAAP ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP ﬁnancial measures and accordingly, should always be considered as supplemental financial results to those calculated in accordance with GAAP.

This ﬁnancial information and data contained herein also includes certain projections of non-GAAP ﬁnancial measures. Due to the high variability and diﬃculty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP ﬁnancial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP ﬁnancial measures is included.

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering a wide variety of transportation services. Marti operates a ride-hailing service that matches riders with car, motorcycle and taxi drivers; offers delivery services; and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the anticipated growth of Marti’s service offerings, including the numbers of all-time unique riders and all-time registered drivers of the ride-hailing service, launch and growth of its package delivery business, the expected geographic expansion of services to additional cities, the full year 2026 guidance, and the expected future performance, operational efficiencies, potential size and market opportunities of Marti and its ride-hailing, delivery, and two-wheeled electric vehicle services, are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by Marti and its management, are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Marti’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (i) our ability to implement business plans, forecasts, and other expectations, and identify opportunities, (ii) the risk that we may not be able to effectively manage our growth, including our design, research, development, and maintenance capabilities, (iii) the risk of downturns in the highly competitive tech-enabled mobility services industry, (iv) our ability to build our brand and consumers’ recognition, acceptance, and adoption of our brand, (v) the impact of geopolitical tensions and international conflicts, including the military conflict occurring in the Middle East, on the global economy, inflation, energy and commodity prices and our business, (vi) volatility in the price of our securities due to a variety of factors, including without limitation changes in the competitive and highly regulated industries in which we operate or plan to operate, variations in competitors’ performance and success and changes in laws and regulations affecting our business, (vii) the outcome of any legal proceedings that may be initiated against us or our directors or officers, (viii) technological changes and risks associated with doing business in an emerging market, (ix) risks relating to our dependence on and use of certain intellectual property and technology, (x) our ability to maintain the listing of our securities on the NYSE American Stock Exchange (xi) our ability to grow and make profitable our business, including our ride-hailing, delivery and two-wheeled electric vehicle businesses, and (xii) other factors or risks discussed in the Company’s filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of the Company’s website at https://ir.marti.tech. Investors should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the SEC as most of the factors are outside the Company’s control and are difficult to predict. As a result, the Company’s actual results may differ from its expectations, estimates and projections and consequently, such forward-looking statements should not be relied upon as predictions of future events. The Company cautions not to place undue reliance upon any forward-looking statements, including its 2026 guidance and ride-hailing targets, which speak only as to management expectations and beliefs as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Investor Contact

Marti Technologies, Inc.
Turgut Yilmaz

investor.relations@marti.tech

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheets

(In thousands $)

(Unaudited)

	December 31, 2025	March 31, 2026
ASSETS
Current assets:
Cash and cash equivalents	$7,806	$4,765
Accounts receivable, net	504	624
Inventories	1,991	1,924
Other current assets	3,639	2,545
Total current assets	13,940	9,857

Non-current assets:
Property and equipment	2,654	2,000
Operating lease right of use assets	907	944
Intangible assets	351	282
Other non-current assets	11,950	11,950
Total non-current assets	15,862	15,176
Total assets	$29,802	$25,033

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term financial liabilities, net(1)	$3,695	$1,779
Accounts payable	4,077	1,958
Operating lease liabilities	620	658
Deferred revenue	2,129	2,361
Accrued expenses and other current liabilities	3,869	4,178
Total current liabilities	14,389	10,933

Non-current liabilities:
Long-term financial liabilities, net(1)	82,116	85,907
Operating lease liabilities, net of current portion	136	145
Employee benefit liabilities	249	341
Total non-current liabilities	82,501	86,392
Total liabilities	96,890	97,326

Stockholders’ equity
Common stock	9	9
Treasury shares	(368)	(368)
Share premium	121,762	123,984
Accumulated other comprehensive loss	(7,558)	(7,558)
Accumulated deficit	(180,933)	(188,360)
Total stockholders’ equity	(67,088)	(72,293)
Total liabilities and stockholders’ equity	$29,802	$25,033

(1)	$1.8 million of short-term financial liabilities, net and $80.9 million of long-term financial liabilities, net consist of convertible notes with a conversion price of $1.65.

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Statements of Operations

(In thousands $, except share amounts which are reflected in thousands, and per share amounts)

(Unaudited)

	January 1 - March 31, 2025	January 1 - March 31, 2026

Revenue	$6,023	$15,427
Operating expenses:
Cost of revenues	(3,804)	(4,327)
General and administrative expenses(1)	(6,688)	(7,485)
Selling and marketing expenses	(1,248)	(2,043)
Research and development expenses	(631)	(1,016)
Other expenses	(1,560)	(4,710)
Other income	158	501
Total operating expenses	(13,774)	(19,081)
Loss from operations	(7,751)	(3,654)

Financial expense	(2,915)	(4,147)
Financial income	596	374
Loss before income tax expense	(10,069)	(7,427)

Income tax expense	--	--
Net loss(2)	(10,069)	(7,427)

Net loss attributable to stockholders	(10,069)	(7,427)

Net loss per share

Weighted average shares used to compute basic and diluted net loss per share (no. of shares)	70,004	86,043
Net loss per common share – basic and diluted	(0.14)	(0.09)
Other comprehensive loss	--	--
Total comprehensive loss	$(10,069)	$(7,427)

(1)	Q1’26 general and administrative expenses include share-based compensation expense of $(2.2) million. In the absence of share-based compensation expense, Q1’26 general & administrative expenses were $(5.3) million.

(2)	Q1’26 net loss includes share-based compensation expense of $(2.2) million. In the absence of share-based compensation expense, Q1’26 net loss was $(5.2) million.

MARTI TECHNOLOGIES, INC.

Condensed Consolidated Statements of Cash Flows

(In thousands $)

(Unaudited)

	January 1 – March 31, 2025	January 1 – March 31, 2026
Cash flow from operating activities
Net loss	$(10,069)	$(7,427)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	989	854
Share-based, compensation, net	3,142	2,222
Interest expense/(income), net	(198)	113
Foreign exchange gains	(451)	(251)
Provision for inventory obsolescence	4	3
Other non-cash	(300)	261

Changes in operating assets and liabilities:
Accounts receivable	(292)	(120)
Inventories	(31)	64
Other current assets	1,117	111
Accounts payable	289	(2,118)
Deferred revenue	(60)	231
Accrued expenses and other current liabilities	299	401
A. Net cash used in operating activities	(5,560)	(5,655)

Cash flow from investing activities
Purchase of property and equipment	(174)	(131)
B. Net cash used in investing activities	(174)	(131)

Cash flow from financing activities
Proceeds from issuance of convertible notes	4,376	2,745
Repayment of term loans	(417)	--
Proceeds from exercise of employee share options	166	--
C. Net cash generated from financing activities	4,125	2,745

D. Decrease in cash and cash equivalents (A+B+C)	(1,609)	(3,041)
E. Cash and cash equivalents at beginning of the period	5,149	7,806
Cash and cash equivalents at ending of the period (D+E)	$3,540	$4,765

MARTI TECHNOLOGIES, INC.

Non-GAAP Reconciliations - Condensed Consolidated

Adjusted EBITDA and Adjusted EBITDA Margin (in thousands $, except percentages)

(Unaudited)

	January 1 – March 31, 2025	January 1 – March 31, 2026
Net loss	$(10,069)	$(7,427)
Net loss margin	(167)%	(48)%
Depreciation and amortization	$989	$854
Financial income	$(596)	$(374)
Financial expense	$2,915	$4,147
Customs tax provision expense	$--	$--
Lawsuit provision expense	$21	$98
Share-based compensation expense	$3,142	$2,222
Adjusted EBITDA	$(3,598)	$(480)
Adjusted EBITDA margin	(60)%	(3)%